

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Jacob Cohen
Chief Executive Officer
American International Holdings Corp.
3990 Vitruvian Way, Suite 1152
Addison, TX 75001

      Re: American International Holdings Corp.
            Registration Statement on Form S-1
            Filed January 28, 2021
            File No. 333-252504

Dear Mr. Cohen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason L. Drory at 202-551-8342 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: David M. Loev, Esq.